Exhibit 99.3

Engine Gaming & Media Announces Agreement to Divest Assets of UMG Gaming Subsidiary to Harena Data

Agreement and divesture of subsidiary marks Company’s focus on core high-growth B2B analytics, marketing, advertising, and gaming businesses

Transaction is part of a series of actions to be taken to eliminate approximately $16M of annualized cash operating expenses, moves the Company toward achieving goal of run rate breakeven by 2023

NEW YORK, NY / ACCESSWIRE / June 22, 2022 — / Engine Gaming and Media, Inc. (“Engine” or the “Company”) (NASDAQ:GAME) (TSX-V:GAME), a data-driven, gaming, media and social influencer marketing solutions company, today announced that its wholly owned subsidiary, UMG Events, LLC (“UMG”), had entered into an agreement with Harena Data, Inc. (“Harena Data”) for the sale of certain UMG assets. In addition to the transfer of assets, UMG will supply various technology services to Harena Data following the closing of the transaction. The transaction is subject to customary closing conditions, including regulatory approvals, and is expected to close in the Company’s fiscal fourth quarter.

Harena Data will take ownership of the UMG online business, which hosts daily tournaments and matches for competitive esports players, as well as the ownership of the studio and media properties under UMG including its social channels. This transaction marks the next step in the Company’s ongoing portfolio shaping strategy to sharpen the focus on its core businesses and drive enhanced value creation. Harena Data Inc has focused on the building of gaming ecosystems and business units to serve those ecosystems.

“Earlier this year, we began a comprehensive portfolio review to identify cost savings opportunities available to Engine that would best position our Company for continued sustainable growth while focusing on our core businesses,” commented Lou Schwartz, Chief Executive Officer of Engine. “The transition of UMG will further reduce cash expenditure by approximately $16M on a year-over-year basis and enable us to utilize our capital more efficiently. This is part of an overall effort to relieve the Company of the more significant cash expenditures necessary to support B2C gaming businesses, particularly as we enter a far more difficult macroeconomic environment. With this transaction, the sale of Eden games, and other cost savings initiatives we have implemented or will implement in the near term, we position the Company to achieve its goal of run rate breakeven in 2023.”

Tom Rogers, Executive Chairman of Engine, added, “We continue to take meaningful action to focus the business more narrowly on our B2B analytics, marketing, advertising and gaming businesses and sharpen our attention on our core growth engines while unlocking value for our shareholders. Beyond the benefits to our shareholders, this transaction will ensure the Engine team can focus on continuing to execute on our long-term strategy by positioning our assets to capitalize on numerous macro sector growth trends within the advertising and marketing landscape with particular focus on the fast growing social influencer space.”

Mr. Rogers concluded, “Engine will maintain close partnerships with many of UMG’s existing and historical clients, most notably Microsoft, Electronic Arts, and Riot Games through relationships with our other subsidiaries. We want to especially thank the terrific team at UMG for their great work building a high-quality next-generation gaming experience.”

About Engine Gaming and Media, Inc.

Engine Gaming and Media, Inc. (NASDAQ:GAME) (TSX-V:GAME) provides premium social sports and esports gaming experiences, as well as unparalleled data analytics, marketing, advertising, and intellectual property to support its owned and operated direct-to-consumer properties, while also providing these services to enable its clients and partners. The company’s subsidiaries include Stream Hatchet, the global leader in gaming video distribution analytics; Sideqik, a social influencer marketing discovery, analytics, and activation platform; WinView Games, a social predictive play-along gaming platform for viewers to play while watching live events; and Frankly Media, a digital publishing platform used to create, distribute and monetize content across all digital channels. Engine Media generates revenue through a combination of direct-to-consumer fees, streaming technology and data SaaS-based offerings, and programmatic advertising. For more information, please visit www.enginegaming.com.

About Harena Data Inc.

Founded in 2017, Harena Data has developed software for league development, launched streaming channels and have worked closely with educational and community organizations to develop the gaming ecosystem. Harena Data Inc is also the founder of “The Esports Combine”, the largest aggregator of esports scholarships on the planet. The principles of Harena Data have a strong background in esports, event management, motion picture production, and telecommunications. In addition to GYO Score, Harena Data specializes in esports consultation regarding the development and deployment of esports venues, scholastic esports programs, and esports league concepts. For more information, please visit www.harenadata.net.

Cautionary Statement on Forward-Looking Information

This news release contains forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Engine to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “estimates”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. In respect of the forward-looking information contained herein, Engine has provided such statements and information in reliance on certain assumptions that management believed to be reasonable at the time. Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements stated herein to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Actual results could differ materially from those currently anticipated due to a number of factors and risks. Accordingly, readers should not place undue reliance on forward-looking information contained in this news release.

The forward-looking statements contained in this news release are made as of the date of this release and, accordingly, are subject to change after such date. Engine does not assume any obligation to update or revise any forward-looking statements, whether written or oral, that may be made from time to time by us or on our behalf, except as required by applicable law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Investor Relations Contact:

Shannon Devine

MZ North America

Main: 203-741-8811

GAME@mzgroup.us